MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190

                                October 28, 2005

                                                           WRITER'S DIRECT LINE
                                                                 (212) 838-8599

Mail Room 4561
Securities and Exchange Commission
Washington, D.C. 20549
ATTN: MS. REBEKAH TOTON

         RE:   SECURED SERVICES, INC. (THE "COMPANY")
               AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED SEPTEMBER 30, 2005
               FILE NO. 333-127003

Dear Sirs & Mesdames

         This letter responds to the Staff's comment letter dated October 19, 2005 regarding the above referenced Registration Statement. For ease of reference, the Staff's enquiries have been incorporated in this letter and precede our responses.

         If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or Stephen Zelnick of this firm at 212-838-8040.

FORM SB-2/A

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 42

1. PLEASE REFER TO PRIOR COMMENT 8 FROM OUR LETTER DATED AUGUST 24, 2005. IN YOUR RESPONSE TO OUR COMMENT, YOU STATE THAT THE COMMON STOCK AND THE "PORTION" OF CONVERTIBLE PREFERRED STOCK OWNED BY VASCO THAT IS CONVERTIBLE WITHIN THE NEXT 60 DAYS, IS LESS-THAN 5% OF YOUR OUTSTANDING SHARES OF COMMON STOCK. HOWEVER, ITEM 403(A) OF REGULATION S-B REQUIRES YOU TO PROVIDE INFORMATION FOR ANY PERSON OR GROUP KNOWN TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF ANY CLASS OF VOTING SECURITIES. ACCORDING TO YOUR DISCLOSURE ON PAGE 46, SERIES A SHARES ARE ENTITLED TO ONE VOTE PER SHARE. SINCE VASCO, OWNS A1L 2,000,000 OF THE SERIES A SHARES OUTSTANDING, IT APPEARS THAT THEY SHOULD BE NAMED IN THIS TABLE. ADDITIONALLY, PLEASE ENSURE THAT YOUR NEXT AMENDMENT INCLUDES BENEFICIAL OWNERSHIP AMOUNTS CALCULATED IN ACCORDANCE WITH ITEM 403 THROUGHOUT THE DOCUMENT AS APPLICABLE.

The Registration Statement has been revised as suggested.


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


SELLING STOCKHOLDERS, PAGE 48

2. IT APPEARS THAT THIS SECTION SHOULD BE UPDATED TO REFLECT EVENTS THAT HAVE OCCURRED SINCE THE FILING OF YOUR REGISTRATION STATEMENT. FOR EXAMPLE, WE NOTE THAT FOOTNOTES (38), (39) AND (41) REFER TO "SHARES UNDERLYING THE CONVERTIBLE NOTES" ISSUED AS PART OF THE ACQUISITION OF CHAMELEON, WHILE PAGE 16 INDICATES THAT UPON YOUR RECEIPT IN SEPTEMBER OF THE $3 MILLION HELD IN ESCROW FROM THE JUNE 2005 DEBENTURE TRANSACTIONS YOU SATISFIED THE CHAMELEON MERGER NOTES. PLEASE TELL US IF THE NOTES REFERENCED IN THE FOOTNOTES LISTED ABOVE ARE THE CHAMELEON MERGER NOTES. IF THEY ARE IT IS UNCLEAR WHY THE SHARES UNDERLYING THESE NOTES CONTINUE TO BE INCLUDED IN THE REGISTRATION STATEMENT GIVEN THAT THE NOTES APPEAR TO HAVE BEEN PAID. IF THEY ARE NOT, PLEASE EXPAND YOUR DISCLOSURE TO BETTER IDENTIFY THESE NOTES AND THEIR MATERIAL TERMS. ADDITIONALLY, YOU STATE THAT THE 50,000 SHARES BEING OFFERED FOR THE ACCOUNT OF STEVEN SONNENBERG ARE RESTRICTED SHARES ISSUED FOR SERVICES RENDERED. HOWEVER ACCORDING TO YOUR DISCLOSURE ON PAGE II-3, THESE SHARES WERE FORFEITED UPON THE TERMINATION OF MR. SONNENBERG'S EMPLOYMENT IN SEPTEMBER 2005. FINALLY, WHILE WE NOTE FROM PAGE 39 THAT MR. MOORE'S EMPLOYMENT AS AN EXECUTIVE WAS TERMINATED IN AUGUST OF 2005, FOOTNOTE (34) REFERS TO HIM AS YOUR PRESIDENT AND CEO. YOU SHOULD REVISE THIS SECTION TO UPDATE AS APPROPRIATE AND ENSURE THAT ALL OTHER SECTIONS OF YOUR REGISTRATION STATEMENT ARE APPROPRIATELY UPDATED AS WELL.

In response to this comment the Registration Statement has been revised as follows: (i) to remove the registration of the shares underlying the Chameleon Merger Notes, (ii) to remove the registration of the shares issued to Steven Sonnenberg and clarify that the termination of his employment will be effective as of November 9, 2005, upon which date his shares will be forfeited to the Company and (iii) to remove all references to Mr. Moore as the Company's President and CEO.

3. WHILE WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10 FROM OUR LETTER DATED AUGUST 24, 2005, IT APPEARS THAT THE FOOTNOTES DO NOT SET FORTH THE
     MATERIAL TERMS OF ALL ISSUANCE TRANSACTIONS. FOR INSTANCE, REVISE TO DESCRIBE THE MATERIAL TERMS OF THE TRANSACTIONS IN WHICH SHARES BEING REGISTERED WERE ISSUED IN EXCHANGE FOR "SERVICES RENDERED." IN THIS REGARD, YOU SHOULD PROVIDE INFORMATION REGARDING THE NATURE OF THE SERVICES PERFORMED AND THE VALUE OF THOSE SERVICES. ADDITIONALLY, YOU SHOULD REVISE TO DESCRIBE THE MATERIAL TERMS OF THE SALE OF ASSETS BY CYBRIX CORPORATION REFERENCED IN FOOTNOTE (31). FINALLY, PLEASE PROVIDE THE MATERIAL TERMS OF THE RESTRICTIONS ON CONVERSION OF THE DEBENTURES REFERENCED IN FOOTNOTES
     (32) AND (37).

The Selling Stockholders Table Footnotes 5, 15, 19, 23, 26-32, 34-39, 41 and 42 have been revised as suggested.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2

4. PLEASE REFER TO PRIOR COMMENT 12 FROM OUR LETTER DATED AUGUST 24, 2005. WE NOTE YOUR RESPONSE THAT ALL THE INFORMATION REQUIRED BY ITEM 701 OF REGULATION S-B HAS BEEN DISCLOSED. HOWEVER, WE WERE UNABLE TO LOCATE ANY DESCRIPTION OF THE ISSUANCE TRANSACTIONS RELATING TO THE SHARES BEING OFFERED FOR THE ACCOUNTS OF DANIEL RYWECK AND CROSSLINK RESOURCES. PLEASE ADVISE OR REVISE. WE ALSO NOTE THAT FOOTNOTES (26) AND (35) TO THE SELLING STOCKHOLDERS TABLE STATE THAT THE SHARES BEING OFFERED FOR THE ACCOUNTS OF CARTER MANAGEMENT GROUP AND MCF CORPORATION WERE FOR SERVICES RENDERED. HOWEVER, YOUR DISCLOSURE ON PAGE II-3 STATES THAT THESE SHARES WERE ISSUED IN CONNECTION WITH A BRIDGE LOAN FINANCING TRANSACTION WITH THESE ENTITIES. PLEASE REVISE TO PROVIDE CONSISTENT DISCLOSURE THROUGHOUT THE DOCUMENT OR ADVISE.


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

Daniel Ryweck received his shares as an investor in our January 2004 Private Placement to accredited investors and in return for consulting services rendered under the amended consulting agreement with Corporate Capital Management, LLC (Exhibit 10.20). In addition, paragraphs 8 and 10 of Item 26 to the Registration Statement has been revised to indicate that he received shares for consulting services rendered under the amended agreement with Corporate Capital Management and the shares sold in March 2004 were in connection with January 2004 Private Placement, respectively. A description of the issuance transactions relating to Mr. Ryweck can also be found in footnote 19 to the Selling Stockholders table on page 52.

The issuance transaction relating to the shares being offered for the account of Crosslink Resources can be found in paragraph 15 of Item 26 to the Registration Statement which has been revised pursuant to your comment.

The Selling Stockholders Table footnotes 26 and 35 with respect to Carter Management Group and MCF Corporation have been revised as suggested.

EXHIBITS

5. PLEASE REFER TO PRIOR COMMENT 14 FROM OUR LETTER DATED AUGUST 24, 2005. WHILE WE NOTE THE ADDITIONAL EXHIBITS FILED WITH YOUR AMENDED REGISTRATION STATEMENT, IT APPEARS THAT EXHIBIT 10.11 WAS NOT FILED WITH THIS AMENDMENT. PLEASE ENSURE THAT IT IS FILED WITH YOUR NEXT AMENDMENT. ADDITIONALLY, TELL US WHY DOCUMENTS MEMORIALIZING YOUR AGREEMENTS REGARDING SERVICES RENDERED BY DANIEL RYWECK, CORPORATE CAPITAL MANAGEMENT AND CORPORATE CAPITAL PARTNERS, WERE NOT FILED AS EXHIBITS TO THIS AMENDMENT. PLEASE NOTE THAT BOTH WRITTEN AND ORAL AGREEMENTS REDUCED TO WRITING REGARDING CONSULTING AGREEMENTS OR ARRANGEMENTS WITH SELLING SHAREHOLDERS WHO RECEIVED THEIR SHARES FOR SERVICES RENDERED SHOULD BE FILED.

In response to this comment Exhibits 10.11 and new Exhibit 10.20 have been attached to the Registration Statement filed on and even date hereof. Exhibit
10.20 is an executed copy of the consulting agreement between Corporate Capital Management, LLC ("CCM") and the Company, as amended by an oral agreement between the parties providing for the issuance of 176,515 shares of Common Stock due to CCM under the consulting agreement to each of Corporate Capital Partners, LLC, Corporate Capital Consultants, LLC and Daniel Ryweck, each an accredited investor and an affiliate of CCM.

EXHIBIT 5.1

6. PLEASE REFER TO PRIOR COMMENT 15 FROM OUR LETTER DATED AUGUST 24, 2005. WE NOTE THE CHANGES TO YOUR LEGAL OPINION. HOWEVER, IT APPEARS THAT THIS OPINION CONTINUES TO SPEAK ONLY TO SHARES THAT ARE ALREADY OUTSTANDING AND SHARES THAT WILL BE ISSUED "UPON EXERCISE OF THE WARRANTS WHICH THEY UNDERLIE," AND DOES NOT SPEAK TO THE SHARES UNDERLYING OTHER CONVERTIBLE SECURITIES. YOUR COUNSEL SHOULD REVISE THIS OPINION TO SPEAK TO THE COMMON SHARES OUTSTANDING AND ISSUABLE UPON EXERCISE OF WARRANTS, AS WELL AS TO THE COMMON SHARES UNDERLYING ALL OF THE OTHER CONVERTIBLE SECURITIES HELD BY THE SELLING SHAREHOLDERS.

The legal opinion has been revised as suggested.

                                      Very truly yours,

                                      /s/ John C. Hui
                                      John C. Hui

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